

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Alex Viecco
Chief Executive Officer
Montalvo Spirits, Inc. (f/k/a Advanced Cloud Storage, Inc.)
4326 Laurel Glen Drive
Moorpark, California 93021

     Re: **Montalvo Spirits, Inc.**
                Current Report on Form 8-K
                Filed December 24, 2012
                Form 10-K for Transition Period from January 1, 2012 to March 31, 2012
                Filed July 11, 2013
                Form 10-Q for Fiscal Quarter Ended December 31, 2012
                Filed February 19, 2013
                File No. 333-173537

Dear Mr. Viecco:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Dietrich A. King for

                               Mara L. Ransom
                               Assistant Director